Press Release

September 1, 2010

SIGNING OF A STRATEGIC ALLIANCE WITH WEMINDJI EXPLORATION

Virginia Mines Inc. (“Virginia”) is pleased to announce the signing of a strategic alliance with Wemindji Exploration Inc. (“Wemex”). Both companies will jointly carry out geological reconnaissance, sampling, and exploration work on a territory covering a surface area of more than 5,000 square kilometres, in the Middle North of Quebec.

Through this agreement called the “Wemindji Strategic Alliance”, Virginia and Wemex will look for various types of mineralization associated to different geological contexts. Work will be done on a 50-50 basis with Virginia being the operator. The first phase of reconnaissance work should start very soon and will benefit from a total budget of $100,000.

Virginia is proud to join with Wemex, a mining exploration company controlled by Cree Interest from the Wemindji community, to develop this unexplored region of Quebec.

This agreement is subject to the approval of the regulatory authorities.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at May 31, 2010, and 30,145,442 shares issued and outstanding as at June 30, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

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FOR MORE INFORMATION, PLEASE CONTACT: Paul Archer, V-P Exploration or André Gaumond, President.

200-116 St-Pierre

www.virginia.qc.ca

Tel. 800-476-1853

Quebec, QC G1K 4A7

mines@virginia.qc.ca

Tel. 418-694-9832

Canada

Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.